

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2022

Eyal Perez
Chief Executive Officer, Chief Financial Officer and Director
Genesis Growth Tech Acquisition Corp.
Bahnhofstrasse 3
Hergiswil Nidwalden, Switzerland 6052

      Re: Genesis Growth Tech Acquisition Corp.
           Form 10-K for the Year Ended December 31, 2021
           Filed April 15, 2022
           File No. 001-41138

Dear Eyal Perez:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Real Estate & Construction

cc: Jane Wu